

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 15, 2016

Brian Hall
Chief Financial Officer
Drew Industries Incorporated
3501 County Road 6 East
Elkhart, Indiana 46514

> **Re:** **Drew Industries Incorporated**
> **Form 10-K for the Year Ended December 31, 2015**
> **Form 10-Q for the Quarter Ended September 30, 2016**
> **Form 8-K furnished November 23, 2016**
> **File No. 001-13646**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Selected Financial Data, page 21

1. Please revise to disclose cash dividends per share in accordance with instruction 2 of Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2. We note your disclosure at the top of page 26 that excluding certain charges for severance, environmental and legal costs in 2015, net income would have been $79

million in 2015, or $3.20 per diluted share, and excluding the 2014 loss on the sale of the company's aluminum extrusion-related assets, net income would have been $63.5 million in 2014, or $2.61 per diluted share. Please note that disclosure of these adjusted amounts represent non-GAAP financial measures. Please advise us and revise to include all of the disclosures as required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 32

3. We note that although your discussion of cash flows from operations includes a discussion of all three years presented in your financial statements, your discussion of your cash flows from investing and financing activities excludes a discussion of the earliest year presented, 2013. Please revise your discussion of cash flows from operating, investing, and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2016

Consolidated Financial Statements

11. Segment Reporting, page 19

4. We note the change in segment reporting that you now have the OEM and Aftermarket businesses as separate reportable segments. Your disclosure indicates that the OEM segment comprises many diverse products such as components for RVs, windows for buses, trailers to haul boats, livestock, equipment and other cargo, pontoon boats, modular homes, and mobile office units. Please tell us if there are additional operating segments within the OEM reportable segment. If so, please tell us why you believe it is appropriate to aggregate these operating segments into one reportable segment, OEM, under ASC 280. As part of your response, please tell us how you consider the guidance under ASC 280-10-50-11a to e in your assessment for segment aggregation. If you believe that the OEM segment and Aftermarket segments are the only operating segments, please explain to us the basis for your conclusion. As part of your response, please tell us the title and describe the role of the CODM and each of the individuals who report to the CODM, explain your management structure including the identity of the person(s) responsible for each major product line and who they report to, and describe the information regularly provided to the CODM and how frequently it is prepared.

Form 8-K furnished November 23, 2016

Exhibit 99.1

5. We note from page 41 that your presentation of the non-GAAP measure EBITDA is reconciled to operating profit rather than net income. Please revise to reconcile the non-GAAP measure EBITDA to net income which represents the most comparable GAAP

measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure